September 8, 2008

Mail Stop 4561

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership – V
2350 North Forest Road
Getzville, New York 14068

> RE: **Realmark Property Investors Limited Partnership – V**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-16561**

Dear Mr. Jayson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief